

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

<u>Via Email</u>

Frank Woo
Chief Executive Officer
Sollensys Corp.
1 Hampshire Court
Newport Beach, CA 92660

> **Re: Sollensys Corp.**
> **Current Report on Form 8-K Filed February 20, 2013**
> **File No. 333-174581**

Dear Mr. Woo:

    This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form. In this regard, please address the following:

1.   You appear to have been a shell company before the transaction. See Exchange Act Rule 12b-2, and for guidance, refer to Section II.A.3 of SEC Release No. 33-8587. Accordingly, within four business days of the transaction, you were required to provide the information that would be required if you were registering a class of securities on Form 10. See Items 2.01(f), 5.01(a)(8), and 9.01(c) of Form 8-K. Please promptly file an amended Form 8-K that includes all of the required disclosure and exhibits, including, without limitation, audited financial statements of the acquired entity and pro forma financial information. For guidance, refer to Section II.D.3 of SEC Release No. 33-8587.

    Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: <u>Via Email</u>
       Rowland W. Day II, Esq.